UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Rowan, James P.
   c/o The Wackenhut Corporation
   4200 Wackenhut Drive #100
   Palm Beach Gardens, FL  33410-4243
   USA
2. Issuer Name and Ticker or Trading Symbol
   The Wackenhut Corporation
   WAK and WAK B
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   January, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, General Counsel and Assistant Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Series B Common Stock      |1/4/99|M   | |3,800             |A  |$6.160     |0                  |      |                           |
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Series B Common Stock      |1/4/99|D   | |3,800             |D  |$21.500    |0                  |      |                           |
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Series B Common Stock      |1/5/99|M   | |15,200            |A  |$8.144 (1) |0                  |      |                           |
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Series B Common Stock      |1/5/99|D   | |15,200            |D  |$21.332    |0                  |      |                           |
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Series B Common Stock      |1/6/99|M   | |100               |A  |$10.800    |0                  |      |                           |
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Series B Common Stock      |1/6/99|D   | |100               |D  |$21.250    |0                  |      |                           |
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Series B Common Stock      |1/22/9|M   | |15,600            |A  |$15.791 (2)|0                  |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Series B Common Stock      |1/22/9|D   | |15,600            |D  |$23.164 (3)|0                  |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Series B Common Stock      |1/25/9|M   | |800               |A  |$15.250    |0                  |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Series B Common Stock      |1/25/9|D   | |800               |D  |$20.875    |0                  |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Phantom Stock Units   |        |     |    | |           |   |     |     |            |       |       |1,098       |D  |            |
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Series B Common Stock |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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  1994 Options        |$6.160  |See N|M   | |12,500     |D  |4/30/|4/29/|            |       |       |0           |D  |            |
                      |        |ote 4|    | |           |   |94   |04   |            |       |       |            |   |            |
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  1995 Options        |$10.800 |See N|M   | |7,500      |D  |1/28/|1/27/|            |       |       |0           |D  |            |
                      |        |ote 5|    | |           |   |95   |05   |            |       |       |            |   |            |
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  1996 Options        |$14.000 |See N|M   | |12,000     |D  |1/30/|1/29/|            |       |       |0           |D  |            |
                      |        |ote 6|    | |           |   |98   |06   |            |       |       |            |   |            |
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  1997 Options        |$15.250 |See N|M   | |5,300      |D  |1/28/|1/27/|            |       |       |6,700       |D  |            |
                      |        |ote 7|    | |           |   |97   |07   |            |       |       |            |   |            |
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  1998 Options        |$19.750 |     |    | |           |   |1/27/|1/12/|            |       |       |15,000      |D  |            |
                      |        |     |    | |           |   |98   |08   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
NOTE:
(1) Weighted average price for 8,700 shares at $6.16 and 6,500 shares at $10.80.
(2) Weighted average price for 900 shares at $10.800, 12,000 shares at $14.000 and 4,500 shares at $15.250.
(3) Weighted average price for 10,000 shares at $20.625, 4,900 shares at $21.000 and 2,500 shares at $20.885
(4) Employee Stock Options exercised and sold: 3,800 on 1/4/99 at $21.500 and 8,700 on 1/5/99 at $21.332.
(5) Employee Stock Options exercised and sold, 100 on 1/6/99 at $21.250 and 900 on 1/22/99 at $20.625.
(6) Employee Stock Options exercised and sold, 9,100 on 1/22/99 at $20.625 and 2,900 on 1/22/99 at $21.000.
(7) Employee Stock Options exercised and sold, 2,000 on 1/22/99 at $21.000, 2,500 on 1/22/99 at $20.885 and
800 on 1/25/99 at
$20.875.

SIGNATURE OF REPORTING PERSON
/s/ James P. Rowan
DATE
2/2/99